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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-14370

                                  BUFFETS, INC.
                       ----------------------------------
             (Exact name of registrant as specified in its charter)

                                 1460 BUFFET WAY
                             EAGAN, MINNESOTA 55121
                                 (651) 994-8608
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE ("SHARES"),
          ------------------------------------------------------------
                 PREFERRED SHARE PURCHASE RIGHTS ("RIGHTS") AND
                 ----------------------------------------------
              7% CONVERTIBLE SUBORDINATED NOTES DUE 2002 ("NOTES")
              ----------------------------------------------------
            (Title of each class of securities covered by this Form)


                                      NONE
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [X]          Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(1)(ii)  [ ]          Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(i)   [ ]          Rule 12h-3(b)(2)(ii)  [ ]
         Rule 12g-4(a)(2)(ii)  [ ]          Rule 15d-6            [ ]
         Rule 12h-3(b)(1)(i)   [X]

         Approximate number of holders of record as of the certificate or notice date:


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One holder of Shares, and no holders of Rights and approximately five to one hundred holders of Notes.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Buffets, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                BUFFETS, INC.


                                By:   /s/ H. Thomas Mitchell
                                   --------------------------------------------
                                      Name:   H. Thomas Mitchell
                                      Title:  Executive Vice President,
                                              General Counsel and Secretary

Date:  October 17, 2000